SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period April 19, 2005

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 3, 2005 to April 19, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name:	Stephen Foster
Title:	Company Secretary
Date:	April 19, 2005

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2005 – 3AWC

In accordance with Listing Rule 2.7 please find enclosed Appendix 3B, application for quotation of additional securities.

Stephen Foster

Company Secretary

4 February 2005	Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity Alumina Limited

ABN 85 004 820 419

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued	Fully paid ordinary shares in Alumina Limited

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,103,400

3       Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

The securities of 2,103,400 ordinary shares recorded above (2) arose from options that were exercised during the period.

Option exercise prices and expiry dates are described in Annexure “A” to this form.

+ See chapter 19 for defined terms.

1/1/2003

Appendix 3B Page 4

4       Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5 Issue price or consideration	Refer Annexure “A”

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercising of options. Refer (3) above.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates	Following allotment
	Number	+Class

8 Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,163,111,048	Fully paid ordinary shares in Alumina Limited

+ See chapter 19 for defined terms.

1/1/2003

Appendix 3B Page 5

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Refer Annexure “A”

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per existing ordinary shares in Alumina Limited

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	N/A

12 Is the issue renounceable or non-renounceable?	N/A

13 Ratio in which the +securities will be offered	N/A

14 +Class of +securities to which the offer relates	N/A

15 +Record date to determine entitlements	N/A

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17 Policy for deciding entitlements in relation to fractions	N/A

18     Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19 Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

1/1/2003

Appendix 3B Page 6

20 Names of any underwriters	N/A

21 Amount of any underwriting fee or commission	N/A

22 Names of any brokers to the issue	N/A

23 Fee or commission payable to the broker to the issue	N/A

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25 If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28 Date rights trading will begin (if applicable)	N/A

29 Date rights trading will end (if applicable)	N/A

30 How do +security holders sell their entitlements in full through a broker?	N/A

31 How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

1/1/2003

Appendix 3B Page 7

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

1/1/2003

Appendix 3B Page 8

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	N/A

39 Class of +securities for which quotation is sought	N/A

40     Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

	Number	+Class
42 Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

1/1/2003

Appendix 3B Page 9

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 4 February 2005
(Company secretary)

Print name:     Stephen Foster

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2005 – 4AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

Stephen Foster
Company Secretary
Alumina Limited

11 February 2005	ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

12

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity Alumina Limited

ABN 85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Donald Marshall Morley

Date of last notice 1 November 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by spouse – Mrs Jane Morley

Date of change	7 February, 2005

No. of securities held prior to change	413,796 fully paid ordinary shares in Alumina Limited

Number acquired	On 7 February 2005, acquired 1,784 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.92 per share was paid.

No. of securities held after change	415,580 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity Alumina Limited

ABN 85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Mark Richard RAYNER

Date of last notice 11 August 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	7 February, 2005

No. of securities held prior to change	26,467 fully paid ordinary shares in Alumina Limited

Number acquired	On 7 February 2005, acquired 714 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.91 per share was paid.

No. of securities held after change	27,181 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity Alumina Limited

ABN 85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Peter Algernon Franc HAY

Date of last notice 11 August 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr. Hay is the sole director of Auxesis Investments Pty Ltd which acquired the shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Date of change	7 February, 2005

No. of securities held prior to change	15,430 fully paid ordinary shares in Alumina Limited

Number acquired	On 7 February 2005, acquired 7,139 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.92 per share was paid.

No. of securities held after change	22,569 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity Alumina Limited

ABN 85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Ronald John McNEILLY

Date of last notice 11 August 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	7 February 2005

No. of securities held prior to change	23,304 fully paid ordinary shares in Alumina Limited

Number acquired	On 7 February 2005, acquired 1,784 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.92 per share was paid.

No. of securities held after change	25,088 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2005 – 5AWC

Please find attached, the following documents in relation to Alumina Limited’s 2005 Annual General Meeting to be held at 10.30am on Wednesday 27 April 2005 at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street Southbank, Victoria..

i)	Notice of Annual General Meeting

ii)	Proxy form

Alumina Limited

ABN 85 004 820 419
Stephen Foster
Company Secretary	GPO Box 5411
Melbourne Vic 3001
Australia

22 March 2005	Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email
info@aluminalimited.com

ALUMINA
LIMITED

Alumina Limited Notice of Annual General Meeting 2005

NOTICE IS HEREBY GIVEN THAT THE THIRTY-FIFTH ANNUAL GENERAL MEETING OF ALUMINA LIMITED WILL BE HELD IN THE AUDITORIUM, MELBOURNE EXHIBITION CENTRE, 2 CLARENDON STREET, SOUTHBANK, VICTORIA, AUSTRALIA AT 10.30AM ON WEDNESDAY 27 APRIL 2005.

ORDINARY BUSINESS

RECEIPT OF REPORTS

1	To receive and consider the Financial Report and the Reports of the Directors and of the Auditor for the year ended 31 December 2004.

RE-ELECTION OF DIRECTORS

2	To re-elect Mr R J McNeilly as a Director.

Mr McNeilly retires in accordance with the Company’s Constitution. Being eligible, Mr McNeilly offers himself for re-election.

3	To re-elect Mr M R Rayner as a Director.

Mr Rayner retires in accordance with the Company’s Constitution. Being eligible, Mr Rayner offers himself for re-election.

SPECIAL BUSINESS

4	RENEWAL OF PROPORTIONAL TAKEOVER APPROVAL RULE IN CONSTITUTION

To consider and, if thought fit, to pass the following resolution as a special resolution:

That, pursuant to sections 136(2) and 648G of the Corporations Act 2001 (Cth), Rule 139 of the Constitution of the Company is renewed.

OTHER BUSINESS

5	To transact any other business that may be legally brought forward.

BY ORDER OF THE BOARD

Stephen C Foster
Company Secretary
Melbourne, Australia	21 March 2005

ORDINARY BUSINESS

ITEM 2:	RE-ELECTION OF MR R J MCNEILLY

Mr Ronald J McNeilly retires by rotation and, being eligible, offers himself for re-election. The personal particulars of Mr McNeilly is set out below.

Mr McNeilly was elected as a Director of Alumina Limited from the time of the demerger of WMC and has been a Director since that time. Mr McNeilly is Deputy Chairman of BlueScope Steel Limited; Chairman of Worley Parsons Limited; Chairman of Melbourne Business School Limited; and Past Director of BHP Billiton Limited, QCT Resources Limited and Tubemakers of Australia Limited. Mr McNeilly makes a valuable contribution to the Board, based on his substantial commercial experience and skills gained from over 30 years working in the resources sector, including several senior executive positions within BHP Billiton.

ITEM 3:	RE-ELECTION OF MR M R RAYNER

Mr Mark R Rayner retires by rotation and, being eligible, offers himself for re-election. The personal particulars of Mr Rayner is set out below.

Mr Rayner was elected as a Director of Alumina Limited from the time of the demerger of WMC and has been a Director since that time. Mr Rayner is a Director of Boral Limited, was previously the Chief Executive of Comalco from 1979 to 1989 and an Executive Director of CRA Limited. Mr Rayner was also previously Chairman of National Australia Bank, Mayne Group and Pasminco.

Mr Rayner has had extensive experience as a senior executive in the resources industry, including as Chief Executive Officer of a major alumina and aluminium company and was also previously a Director and Chairman of a number of major listed companies. Mr Rayner makes a substantial contribution to the Board providing a broad range of experience and skills and also provides industry specific skills and knowledge in managing the Company’s interest in the Alcoa World Alumina & Chemicals joint venture.

SPECIAL BUSINESS

ITEM 4:	RENEWAL OF PROPORTIONAL TAKEOVER APPROVAL RULE IN CONSTITUTION

A special resolution is being put to shareholders under sections 136(2) and 648G of the Corporations Act 2001 (Cth) to renew Rule 139 of the Company’s Constitution. Rule 139 is in the following terms:

APPROVAL OF PARTIAL TAKEOVER BIDS

139. Partial takeover bids

a	Where offers have been made under a proportional takeover bid for securities of the Company the registration of a transfer giving effect to a takeover contract relating to the takeover bid is prohibited unless and until a resolution (in this Rule referred to as an “Approving Resolution”) to approve the takeover bid is passed in accordance with the provisions of this Rule 139.

b	Where offers have been made under a proportional takeover bid for securities of the Company:

(i) a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the takeover bid was made, held bid class securities, is entitled to vote on the Approving Resolution; and

(ii) the bidder or an associate of the bidder is not entitled to vote on an Approving Resolution.

c	An Approving Resolution shall be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on the Approving Resolution.

d	The provisions of this Constitution that apply in relation to a general meeting of the Company shall, with such modifications as the circumstances require, apply in relation to a meeting that is convened to vote on an Approving Resolution and shall so apply as if such a meeting were a general meeting of the Company.

e	An Approving Resolution that has been voted on in accordance with this Rule 139 shall be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise shall be taken to have been rejected.

f	This Rule 139 ceases to have effect on the third anniversary of the date of the adoption or last renewal of this Rule 139.

Rule 139 was adopted by shareholders on 29 November 2002. Under its terms, and consistent with the Corporations Act 2001 (Cth), it will cease to apply three years after that date (i.e on 29 November 2005), unless earlier renewed.

If renewed by shareholders at the meeting, Rule 139 will continue to operate for a further three years from the date of the meeting (i.e. until 27 April 2008), subject to further renewal.

The effect of Rule 139, as renewed, will be that where a proportional takeover bid is made for securities in the Company (i.e. a bid is made for a specified proportion, but not all, of each holder’s bid class securities), the Directors must convene a meeting of shareholders to vote on a resolution to approve the proportional takeover bid. The meeting must be held, and the resolution voted on, at least 15 days before the close of the bid. The resolution must be approved by a majority of votes at the meeting, excluding votes by the bidder and its associates.

The Corporations Act 2001 (Cth) stipulates that if the meeting is not held within the time required the resolution approving the proportional takeover bid is deemed to have been passed. If the resolution is passed or deemed to be passed, the relevant transfer of shares can be registered in accordance with the Corporations Act 2001 (Cth).

If the resolution is rejected, the registration of any transfer of shares resulting from the proportional takeover bid will be prohibited and the bid deemed to be withdrawn.

Rule 139, as renewed, will not apply to full takeover bids.

Directors consider that shareholders should have the opportunity to vote on a proposed proportional takeover bid. A proportional takeover bid for the Company may enable control of the Company to be acquired by a party holding less than a majority interest. As a result shareholders may not have the opportunity to dispose of all their securities, and risk being part of a minority interest in the Company or suffering loss if the takeover bid causes a decrease in the market price of the securities or makes the securities less attractive and, accordingly, more difficult to sell.

Rule 139, as renewed, will allow Directors to formally ascertain the views of shareholders in respect of a proportional takeover bid. Shareholders will have an opportunity to study any proportional takeover bid, and to decide whether to accept a bid that may effect a change of control in the Company, at a meeting called specifically to vote on the proposal. Accordingly, a majority of shareholders will be able to control the terms of any successful bid and the rejection of bids will encourage future proportional takeover bids to be on terms acceptable to the majority of shareholders.

On the other hand, proportional takeover bids may be discouraged by the further procedural steps that Rule 139 will entail and, accordingly, this may reduce any takeover speculation element in the price of the Company’s securities. Shareholders may be denied an opportunity to sell a portion of their securities at an attractive price where the majority rejects an offer from persons seeking control of the Company.

These advantages and disadvantages to Rule 139 have been applicable during the period that Rule 139 has already been in effect (i.e. since 29 November 2002) and apply also to the proposed renewal of that Rule. It should be noted that during the period that Rule 139 has already been in effect, no takeover bid for securities in the Company (whether proportional or otherwise) has been announced or made.

There are no advantages or disadvantages specific to the Directors in relation to the proposed renewal of Rule 139, or that have been applicable during the period that Rule 139 has already been in effect.

As at the date of preparation of these explanatory notes, the Directors are not aware of any proposal by a person to acquire, or to increase the extent of, a substantial interest in the Company.

Each Director recommends that shareholders vote in favour of the proposed resolution and intends to vote all shares in the Company controlled by the Director in favour of the proposed resolution.

ENTITLEMENT TO VOTE

In accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Company has determined that, for the purposes of the meeting, all shares in the Company will be taken to be held by the persons who held them as registered members at 7.00pm (Melbourne time) on 25 April 2005. All holders of ordinary shares in the Company at that time are entitled to vote at the meeting.

VOTING

Members entitled to vote at the meeting can vote in any of the following ways:

by attending the meeting and voting in person or, in the case of corporate shareholders, by corporate representative; or

by appointing an attorney to attend and vote on their behalf; or

by appointing a proxy to attend and vote on their behalf, using the proxy form accompanying this Notice.

VOTING IN PERSON OR BY CORPORATE REPRESENTATIVE

Members entitled to vote who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that the Company may check their shareholding against the Company’s share register and note attendances.

In order to vote in person at the meeting, a corporation which is a member may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act 2001 (Cth), meaning that the Company will require a Certificate of Appointment of Corporate Representative executed in accordance with the Corporations Act 2001 (Cth). The Certificate must be lodged with the Company before the meeting or at the registration desk on the day of the meeting. The Certificate will be retained by the Company.

If a Certificate is completed by an individual or a corporation under Power of Attorney, the Power of Attorney under which the Certificate is signed, or a certified copy of that Power of Attorney, must accompany the completed Certificate unless the Power of Attorney has previously been noted by the Company.

VOTING BY ATTORNEY

A member entitled to attend and vote at the meeting is entitled to appoint an attorney to attend the meeting on the member’s behalf. Each attorney will have the right to vote on a poll and also to speak at the meeting.

An attorney need not be a member of the Company.

The Power of Attorney appointing the attorney must be duly executed and specify the name of each of the member, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the Power of Attorney must also be received by the Company or the Share Registry in the same manner, and by the same time, as outlined below for proxy forms.

VOTING BY PROXY

A member entitled to attend and vote at the meeting is entitled to appoint one or two proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting.

A proxy need not be a member of the Company, and may be an individual or a body corporate. If a body corporate is appointed as a proxy, it must ensure that it appoints a corporate representative, in the same manner as outlined above in relation to appointments by members, in order to exercise its powers as proxy at the meeting.

A member wishing to appoint a proxy should use the form provided. If a member wishes to appoint two proxies, a request should be made to the Company’s Share Registry for an additional proxy form. Alternatively, proxy forms may be obtained by printing them off the Company’s website at www.aluminalimited.com. Replacement proxy forms can also be requested from the Share Registry or obtained from the Company’s website.

Where two proxies are appointed, neither proxy may vote on a show of hands and, for the appointments to be effective, each proxy should be appointed to represent a specified proportion of the member’s voting rights. If the proxy appointments do not specify the proportion of the member’s voting rights that each proxy may exercise, each proxy may exercise half of the member’s votes.

If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.

If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the member’s behalf on a show of hands or on a poll, and the shares the subject of the proxy appointment will not be counted in computing the required majority.

Members who return their proxy forms but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with the directions on the proxy form. Proxy appointments in favour of the chairman of the meeting or any director or the secretary of the Company which do not contain a direction will be used to vote in favour of the resolutions to be proposed at the meeting.

To be effective, proxy forms must be received, by post or by facsimile, at either the registered office of the Company, or at the Company’s Share Registry at:

Alumina Limited Share Registry

Computershare Investor Services Pty Limited

GPO Box 242

Melbourne Victoria 3001, Australia

Facsimile: +61 (0)3 9473 2555

by 10.30am (Melbourne time) on 25 April 2005.

Proxy forms received after this time will be invalid.

The instrument appointing a proxy is required to be in writing under the hand of the appointor or of that person’s attorney and, if the appointor is a corporation, in accordance with the Corporations Act 2001 (Cth) or under the hand of an authorised officer or attorney. Where two or more persons are registered as a member, each person must sign the proxy form.

If a proxy form is completed by an individual or a corporation under Power of Attorney, the Power of Attorney under which the form is signed, or a certified copy of that Power of Attorney, must accompany the completed proxy form unless the Power of Attorney has previously been noted by the Company.

Contact details

Computershare Investor Services Pty Limited

Yarra Falls

452 Johnston Street

Abbotsford Victoria 3067, Australia

Telephone: +61 (0)3 9415 4027 or

1300 556 050 (for callers within Australia)

Facsimile: +61 (0)3 9473 2555

Email: web.queries@computershare.com.au

Proxy Form All correspondence to: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia Enquiries (within Australia) 1300 850 505 (outside Australia) 61 3 9415 4000 Facsimile 61 3 9473 2555 www.computershare.com Mark this box with an ‘X’ if you have made any changes to your address details (see reverse) 000001 000 AWC MR JOHN SMITH 1 FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Securityholder Reference Number (SRN) Appointment of Proxy I 1234567890 I N D I/We being a member/s of Alumina Limited and entitled to attend and vote hereby appoint the Chairman of the Meeting (mark with an ‘X’) OR If you are not appointing the Chairman of the Meeting as your proxy please write here full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy. or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Alumina Limited to be held at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria on Wednesday 27 April 2005 at 10:30am and at any adjournment of that meeting. Voting directions to your proxy - please mark x to indicate your directions For Against Abstain* Ordinary Business Item 2 To re-elect Mr Ronald J McNeilly as a Director Item 3 To re-elect Mr Mark R Rayner as a Director Special Business Item 4 Renewal of proportional takeover approval rule in Constitution The chairman of the Meeting intends to vote undirected proxies in favour of each item of business. * If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll. Appointing a second Proxy I/We wish to appoint a second proxy Mark with an ‘X’ if you wish to appoint a second proxy AND % OR State the percentage of your voting rights or the number of securities for this Proxy Form. PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Individual/Sole Director and Sole Company Secretary Director Director/Company Secretary Contact Name Contact Daytime Telephone Date A W C 1 P R +

How to complete the Proxy Form

1	Your Address

This is your address as it appears on the company’s share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an ‘x’) should advise your broker of any changes. Please note, you cannot change ownership of your securities using this form.

2	Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3	Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4	Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company’s share registry or you may copy this form.

To appoint a second proxy you must:

(a)	indicate that you wish to appoint a second proxy by marking the box.

(b)	on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c)	return both forms together in the same envelope.

5	Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.

Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained from the company’s share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10:30am on Wednesday 27 April 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON

Registered Office - Level 12, IBM Centre, 60 City Road, Southbank VIC 3006 AUSTRALIA

Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia

BY MAIL	Registered Office - Level 12, IBM Centre, 60 City Road, Southbank VIC 3006 AUSTRALIA Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia

BY FAX	61 3 9473 2555